January 8, 2010
Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Entercom Communications Corp. Form 10-K for the fiscal year ended December 31, 2008 Filed February 26, 2009

Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009 File No. 001-14461
Dear Mr. Spirgel:
Please accept this correspondence on behalf of Entercom Communications Corp. (the “Company”). I am writing with respect to your letter to the Company dated December 29, 2009 requesting the Company’s response to the staff’s comments on the Company’s Form 10-K for the fiscal year ended December 31, 2008 and Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.
As discussed today by the undersigned and John Zitko, Staff Attorney, the Company is currently working on a response and has requested an extension of the deadline for submitting its response letter. This correspondence will confirm that, in accordance with the discussion between the undersigned and John Zitko, the Company will respond to the staff’s comments on or before January 22, 2010.
If you have any questions or comments, please call the undersigned at (610) 660-5655.
Very truly yours,
/s/ Andrew P. Sutor, IV
Andrew P. Sutor, IV
Corporate Counsel

Cc:	Stephen Fisher, Executive VP — Operations and Chief Financial Officer Eugene D. Levin, Chief Accounting Officer John C. Donlevie, Executive Vice President and General Counsel